FINANCIAL CONSULTING AGREEMENT

         This financial consulting agreement (hereinafter called the agreement) made this day 8th of January 1999 by and between Fidelity MFG, Inc. ( herein called the consultant) and NetGen 2000, Inc. ( herein called the client)

         Whereas (Client desires to obtain Consultant's services in connection with Client's business and financial affairs, and Consultant is willing to render such services as hereinafter more fully set forth.

         Now, Therefore the parties hereby agree as follows;

         1. Client hereby engages and retains Consultant and Consultant hereby agrees to use its best efforts to render to client the consulting, services hereinafter described for a period of one year commencing from the date of this agreement.

         2. Consultant services hereunder shall consist of consultations with client concerning the management and operations and the financing of clients business as Client may from time to time require during the term of this agreement. To assist the company in raising capital, to advise on potential acquisitions.

         3. Consultant shall devote up to one man day per month specifically to Client on consultation, advice and assistance on such matters and in such form as Client requests. Such services may include at the request of the client, written reports, attendance at meetings of clients board of directors, review proposed investment opportunities and to advise and review with respect to future public or private financing.

         4. Client agrees to grant Consultant or its designee for services the option to purchase 400,000 ( four hundred thousand ) shares of common stock at a subscription price of .01 (one cent) per share, delivered to Consultant free trading via a 504 offering or registered through a SB 2 registration. Such shares shall be issued within 25 days of signing. Client agrees to pay consultant additional compensation if consultant introduces a party to client, and client consummates a transaction. Consultant shall be entitled to a fee of no more that 3% of the first $l, 000,000, 2% of the next $ l,000,000, 1% then on after.

         5. All final decisions with respect to consultations or services rendered to client by consultant or transaction negotiated for or presented to client by consultant shall be those of client, and their shall be no liability on the part of the consultant in respect thereof. There are no representations or warranties other than as shall be herein. No waiver or modifications hereof shall be valid unless in writing, waiver or the breach of any terms or conditions hereof shall not be deemed a waiver of any other subsequent breach, whether like or different in nature. Client agrees to Fully indemnify US Realty Group its officers and director against any and all liabilities which might arise.

         6. This agreement shall be governed, construed and inforced in accordance with the laws of Florida.

         IN WITNESS WHEREOF, the parties hereto have caused this Financial Agreement to be signed as of this day and year first written above.


BY: /s/ Derek Dunn                           BY: /s/ Julien S. Ferretti
   ----------------------------                 ----------------------------
ITS: President                               ITS: President

                            OPTION TO PURCHASE STOCK


         In consideration of TEN dollars ($10.00). the receipt of which is hereby acknowledged, the undersigned, NETGEN2000, hereby gives to Fidelity MFG' Inc. for a period of 700 days from the date hereof, the right to purchase 400,000 shares of the common stock of Netgen2000 at the price of .01 cents ($.01) per share. This option can be exercised only by the payment of cash before its expiration.


Date: January 26,1999

                                                    /s/ Lynn P.Dunn
                                                    ----------------------------
                                                    Authorized Agent



                                       2